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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2005

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Press Release, March 15, 2005

Management's Discussion and Analysis
Three months ended January 29, 2005

Consolidated Financial Statements
Three months ended January 29, 2005 and January 31, 2004

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

FORM OF PROXY

PRESS RELEASE, MARCH 15, 2005

               POLYAIR INTER PACK INC. 2005 FIRST QUARTER RESULTS

TORONTO, March 15, 2005 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported net loss of ($2.8) million or ($0.44) per diluted share on sales of $42.0 million for quarter ended January 29, 2005, compared with net loss of ($1.1) million or ($0.19) per diluted share on sales of $35.1 million for the first quarter of 2004. These results incorporate for the first time, comparable first quarter results of the Atlantic/Jacuzzi operation, acquired on May 8th, 2003.


All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts.

                                                      3 Months Ended
                                                January 29      January 31          %
                                                  2005             2004           Change
Sales
Packaging Products                              $ 29,336        $ 23,375            26%
Pool Products                                     12,696          11,714             8%
Total Sales                                       42,032          35,089            20%

(Loss) earnings before Interest,                  (1,813)            107
Taxes, Depreciation
and Amortization (EBITDA)*

Net (loss)                                      ($ 2,812)       ($ 1,113)

Weighted average number of shares outstanding
(in milions)          - Basic                     6.4               6.1
                      - Diluted                   7.2               7.2

Net (loss) per share
                      - Basic                    ($0.44)           ($0.19)
                      - Diluted                  ($0.44)           ($0.19)

* EBITDA is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that EBITDA should not be considered as an alternative to net income or loss or cash from operating activities as an indicator of the Company's performance or cash flows. EBITDA, as calculated by the Company, is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes. Full interim financial statements along with Management's Discussion and Analysis can be obtained from SEDAR (www.sedar.com) and the Company's web site at www.polyair.com
     ---------------------------------------------------------------------------


Commenting on the Company's results, Henry Schnurbach, President and Chief Executive Officer stated: "The Packaging Group continues to experience growth across all product sectors. The Pool Division has not met volume expectations due to the competitive environment. Our profitability continues to be impacted by increases in raw material costs in excess of corresponding price increases and the effect of the continuing strength of the Canadian dollar. While we have initiated price increases in both the Packaging and Pool Divisions, these price increases were not fully realized in the quarter and in any event will be insufficient to maintain historical margins without some reduction in raw material costs.

Mr. Schnurbach continued, "Management will continue to reduce or eliminate lower margin product lines and work to lower the operating cost base. The combination of a restructured cost base, improved product mix and the anticipated stabilization in commodity prices should result in improved performance."

Conference Call
The Company will host a conference call on Wednesday, March 16, 2005 at 4:00 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-800-238-9007 in the U.S. and Canada. International participants may access the call by dialing 1-719-457-2622. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 9648595 when prompted.
Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar Pool Products divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For further information contact:
Wendy Smith
Shareholder Administrator
Phone: (416) 679-6591
Email: wsmith@polyair.com

MANAGEMENT'S DISCUSSION AND ANALYSIS - THREE MONTHS ENDED JANUARY 29, 2005

Polyair Inter Pack Inc.
Three months ended January 29, 2005
Management's Discussion and Analysis

This following management's discussion and analysis ("MD&A") contains a review of the financial conditions, results of operations, liquidity and capital resources of Polyair Inter Pack's (the "Company") for the three months ended January 29, 2005. It also provides an update on other aspects covered in detail in the 2004 annual MD&A, such as the Company's business, its development strategy, business risks that the Company faces, and critical accounting estimates. This MD&A should be read in conjunction with the Company's January 29, 2005 unaudited first quarter financial statements and the 2004 annual MD&A. The Company's unaudited, quarterly financial results for the reporting periods ended 2005 and 2004 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. The Company's Annual Information Form for the year ended October 31, 2004 and October 31, 2003 can also be accessed on SEDAR (www.sedar.com). This report contains information that will enable a better understanding of the Company's financial statements and should be read in conjunction with these documents.

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of March 14, 2005. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

The Company
Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. The Pool Division serves leading distributors and retailers in Canada and the US and it exports, on an annual basis, approximately 15% of its products outside of North America.

The Packaging Division manufactures most its products in two Canadian and seven US factories and it has continually invested in improving its manufacturing technology and capacity to meet the demands of its customers. Product development is focussed on meeting customer needs and the Company performs product development both in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are fairly evenly spread out throughout the year.

The Pool Division sells above ground pools, pumps, filters and accessories including solar covers, protective covers and pool liners. Prior to 2003, the Pool Division concentrated on pool accessories. In May 2003, the Company acquired the assets of Atlantic/Jacuzzi business and expanded into the manufacturing and distribution of above ground pools and pool equipment such as pumps and filters. This acquisition also expanded the Company's sales reach into the European market for above ground pools. The Pool Division's products are manufactured at two Canadian production facilities and it sources certain pool accessory products from the Packaging Division.

Additional information on the Company's sales, raw materials used in production, business strategy, product pricing and a discussion of how management measures performance can be found in the 2004 annual MD&A. The results of operations for the first quarter of 2005 are reviewed below.


First quarter ended January 29, 2005 -
Review of consolidated operating results
Sales by Division

--------------------------------------------------------------------------------
(In `000s of USD )   3 months ended                 3 months ended
                      January 29,2005    %Sales     January 31, 2004     % Sales
                       ----------                     ------------
Packaging Division      $ 29,336          70%            $ 23,375           67%
Pool Division             12,696          30%              11,714           33%
                       ----------                     ------------
                        $ 42,032         100%            $ 35,089          100%
                       ==========                     ============

--------------------------------------------------------------------------------


Packaging sales in the first three months of 2005 increased by $5.9 million, or 26% over the corresponding period from 2004. A portion of this increase can be attributed to the effect of selling price increases and the balance is due to growing demand across all product lines with the strongest growth coming from the Company's Ecom mailer product line. The Company's customer base continues to expand and its sales to the retail and ecommerce markets achieved the strongest growth. In addition to this volume growth, the Division announced a price increase at the end of June 2004 and two more increases in the first quarter of 2005. The Company's sales of cross linked foam, manufactured by its subsidiary, PXL Cross Linked Foam Corporation, doubled in the first quarter of 2005 to $0.6 million, compared with $0.3 million in the first quarter of 2004.

Pool sales in the first three months of 2005 increased by $1.0 million, or 8% over the corresponding period from 2004. Sales of above ground pools accounted for most of this increase with equipment sales comprising the balance. Sales of pool products accessories remained flat.


Geographic distribution of revenues

--------------------------------------------------------------------------------------------------------------
(In `000s of USD)        3 months ended            % Sales                3 months ended              % Sales
                          January 29, 2005                              January 31, 2004
                         ---------------                              -------------------
United states                  $ 30,291              72%                    $ 26,415                     75%
Canada                            7,920              19%                       7,177                     20%
Europe                            3,821               9%                       1,497                      5%
                         ---------------                            -----------------
Total                          $ 42,032             100%                    $ 35,089                    100%
                         ===============                                    =========
--------------------------------------------------------------------------------------------------------------


The increase in sales in United States and Canada is primarily due to growth in the Packaging Division sales. Pool product sales in North America in the quarter compared to the same period last year declined, as distributors did not take advantage of pre-season orders. This partly due to inventory that they had leftover from the 2004 season which affected by unseasonably cool weather during the peak sales season.

Sales outside of North America consist primarily of above ground pools, a product line and customer base the Company acquired as result of the Atlantic/Jacuzzi asset purchase in May 2003. Sales in Europe more than doubled in comparison to first quarter of 2004. The company relocated its manufacturing facility in the fall of 2003 and start-up difficulties associated with this relocation delayed export shipments in the first quarter of 2004. The Company has since streamlined its manufacturing and warehousing functions and in first quarter 2005 was able to meet sales demand.

Gross profit

--------------------------------------------------------------------------------------------
(In `000s of USD)       3 months ended      % of sales       3 months ended       % of sales
                      January 29, 2005                    January 31, 2004
                     -----------------                   --------------------
Gross profit*             $ 4,218            10%               $ 5,903               17%

---------------------------------------------------------------------------------------------


* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.


Gross profit as a percent of sales declined to 10% in first quarter 2005 from 17% in first quarter 2004. Margins were negatively impacted in the quarter primarily by higher material costs. Polyethylene resin, a major raw material component in the Packaging Division, increased by 29% during fiscal 2004. The Packaging Division announced price increases in June and November 2004. The June price increase which took effect in the fourth quarter last year and the November price increase helped offset the resin cost increases that were incurred in 2004. In the first quarter of 2005 resin prices increased by an additional 18%. The Division announced a price increase at the end of January 2005. This price increase should help offset the higher resin costs incurred in the first quarter of 2005. The lag between material costs increasing and the implementation of offsetting price increases served to reduce packaging margins by almost 8% on a quarter to quarter comparison.

In the Pool Division, the price of steel, a major raw material component increased by 34% in fiscal 2004. This Division is seeking to raise its selling prices in order to offset the increase in material costs; however, competitive market and excess inventory leftover in the supply chain has made it difficult to increase prices. In an effort to improve this Division's profitability management is reviewing its product lines and is exiting those that do not represent growth opportunities and have low gross margins.

Freight expenses as a percent of sales on a year over year basis increased from 8.0% to 8.7% primarily due to higher freight expenses in the Packaging Division as a result of freight surcharges levied by carriers to offset higher fuel costs. The Pool Division's freight expense was reduced, as management was successful in improving the efficiency of its logistics function.

The Company has been working on improving the efficiency of its production facilities. In the Packaging Division, it realized increased sales with lower operating costs and management expects it will continue to see further improvements in the coming quarters. In the Pool Division similar improvements have been made. While the benefit of these improvements were overshadowed by rising material costs in the quarter, management believes that margins will improve as a result of efficiency measures being implemented.


Selling, general and administrative expenses

------------------------------------------------------------------------------------------------------
(In `000s of USD)
                               3 months ended                         3 months ended
                               January 29, 2005     % of sales        January 31, 2004     % of sales
                               ----------------     -----------       ----------------     -----------
Selling                            $ 4,821             11%               $ 4,245             12%
General and administrative           3,175              8%                 3,160              9%
                                  ---------                             ---------
                                   $ 7,996             19%               $ 7,405             21%
                                  =========                             =========

------------------------------------------------------------------------------------------------------


Selling, general and administrative expenses were reduced as a percentage of sales from 21% in the three-month period ended January 31, 2004 to 19% in the corresponding period in 2005. The year over year increase of $0.6 million in selling expenses resulted primarily from increased salaries, commissions, and trade show expenses in the Pool Division to support a growth in sales of 8.4% over the first quarter of 2004.

Net interest expenses and other, incomes taxes

----------------------------------------------------------------------------------------------------------------
(In `000s of USD)
                                      3 months ended                       3 months ended
                                       January 29, 2005    % of sales         January 31, 2004      % of sales
                                    -------------------    ----------     --------------------      -----------
Net interest expenses and other         $   739               2%             $    446                   1%
Income taxes (recovery)                  (1,705)             -4%                 (835)                 -2%

----------------------------------------------------------------------------------------------------------------


Net interest expenses and other increased by $0.3 million in the first quarter of 2005 over the first quarter of 2004. The increase in interest costs was primarily as a result of a higher level of bank indebtedness and long-term debt in the first quarter of 2005 to finance working capital and capital expenditure requirements.

Income tax expense recovery in the first quarter of 2005 was $1.7 million compared to $0.8 million in the corresponding period of 2004. The increased recovery is as a result of lower profitability in the quarter.

Net income (loss) and earnings per share

----------------------------------------------------------------------------------------------------

                                                           3 months ended            3 months ended
                                                           January 31, 2005         January 31, 2004
                                                           ----------------        -----------------
Net (loss)                                                    $ (2,812)               $ (1,113)
Convertible note charge                                            (39)                    (45)
                                                               --------                --------

Loss available to common shareholders                         $ (2,851)               $ (1,158)
                                                               --------                --------

Weighted average number of common shares outstanding
                    Basic                                    6,448,565               6,127,280
                    Diluted                                  7,247,710               7,160,451
Net (loss) per share
                    Basic                                      $ (0.44)                $ (0.19)
                    Diluted                                    $ (0.44)                $ (0.19)
-------------------------------------------------------------------------------------------------

Net loss in the first three months of 2005 was $2.8 million compared with $1.1 million in the first three months of 2004. The higher loss stemmed from the reduction of $1.7 million in gross profit, coupled with a slight increase in selling, general and administrative expenses of $0.6 million resulting from higher sales. These were offset with an increase in income tax recovery of $0.9 million.

Common shares outstanding increased in the first quarter of 2005 over the first quarter of 2004 primarily as a result of employees exercising stock options in the twelve months ended January 29, 2005.

Summary of quarterly results for first quarter 2005, fiscal years 2004 and 2003

---------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                2005                          2004*                                              2003*
                             ---------    -----------------------------------------------    ---------------------------------
                                 Q1           Q4          Q3           Q2           Q1           Q4           Q3          Q2
                             ---------    -----------------------------------------------    ---------------------------------
Sales
       Pool products         $ 12,696     $ 14,413    $ 29,771     $ 31,172     $ 11,714     $ 12,647      $27,519    $ 9,271
       Packaging products      29,336       28,941      27,002       25,268       23,375       24,953       21,550     22,298
                             ---------    -----------------------------------------------    ---------------------------------
Total sales                    42,032       43,354      56,773       56,440       35,089       37,600       49,069     31,569
(Loss) income before taxes
 and extraordinary gain        (4,517)      (2,846)      1,251        2,499       (1,948)       2,186        3,137      2,144
                             ---------    -----------------------------------------------    ---------------------------------
Net (loss) income            $ (2,812)    $ (1,138)      $ 672      $ 1,522     $ (1,113)     $ 1,513      $ 1,827    $ 1,243
                             =========    ===============================================    =================================

Net (loss) income per share
       Basic                  $ (0.44)     $ (0.19)     $ 0.10       $ 0.24      $ (0.19)      $ 0.24       $ 0.30     $ 0.20
       Diluted                $ (0.44)     $ (0.19)     $ 0.09       $ 0.20      $ (0.19)      $ 0.19       $ 0.25     $ 0.20
                             -------------------------------------------------------------------------------------------------


*The reader is referred to the Company's 2004 MD&A for a review of quarterly earnings during 2004.

Related party transactions
During the quarter the Company paid $42,000 as a consulting fee to a company in which a director and significant shareholder has an interest. The Company's 2004 annual MD&A contains a description of all related party transactions that occurred during that year. Other than the consulting fee paid in the quarter there were no further developments on the related party transactions as described in the 2004 annual report.

Liquidity and capital resources

---------------------------------------------------------------------------------------------------------------------------
CASH FLOW                                                                          3 months ended           3 months ended
                                                                                  January 29, 2005          January 31, 2004
                                                                                  ----------------          ----------------
Cash flow from operations before changes in non-cash operating working capital      $   (974)                   $ 485
Changes in non-cash working capital                                                   (7,499)                  (6,254)
                                                                                     --------                 --------
Cash flow from operating activities                                                   (8,473)                  (5,769)
Net acquisitions of property, plant and equipment                                     (2,212)                  (2,671)
                                                                                     --------                 --------
Available cash flow *                                                               $(10,685)                $ (8,440)
-----------------------------------------------------------------------------------------------------------------------------


* Available cash flow is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flow may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment.

The Company used $8.5 million of cash in operations in the first quarter of 2005 compared with $5.8 million in the corresponding period of 2004. The Company's lower level of profitability and an increase in account receivable and inventory balances of approximately $5 million and $3.6 million, respectively, were the principal reasons for the use of cash in operations. The increase in accounts receivable was predominantly in the Pool Division, as the Company offers extended payment terms to its North American customers who purchase products in the winter months in preparation for the peak pool season. The increase in inventories during the quarter was also primarily in the Pool Division, where finished good inventory increased by $2 million as shipments that were anticipated for delivery in the first quarter were delayed into the second quarter. The remainder of the increase was in raw material inventory as the Company is gearing up for production of anticipated peak pool season sales.

In the first 3 months of 2005, the Company invested $2.2 million of which $1.7 million was in the Packaging Division primarily for an expansion of production capacity in the Toronto facility and for the Airspace equipment. Comparably, in the corresponding period of 2004, $2.7 million was invested of which $1.3 million was invested in the Pool Division in the establishment of the Toronto manufacturing and warehousing facility.

The Company generated $8.9 million from financing activities in the first quarter of 2005 compared with $9.8 million in 2004. These cash flows were derived primarily from the assumption of $1.7 million of a fixed rate equipment loan to finance the construction of a production line for it's Toronto facility, and an increase in bank indebtedness of $8.1 million. The increase of $8.1 million in the quarter in bank indebtedness resulted from draws on the Company's operating credit facility primarily to finance the Pool Division's working capital requirements. These cash in-flows were offset by repayments of long-term debt of $1.0 million in the quarter.

Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital. This limit fluctuates seasonally and is determined periodically based on eligible accounts receivable and inventory. The limit at January 29, 2005 was $35 million and in February the limit increased to $45 million. In January 2005, the Company amended the operating credit agreement to include an additional $5 million working capital line secured on the company's assets and by a first charge on one of its production facilities. This increase is subject to the maximum credit availability specified in the original banking agreement. The $5 million bears interest at a rate of US prime or LIBOR plus 2.75% at the option of the company for borrowings in US dollars, and Canadian prime plus 5% for borrowings in Canadian dollars. The $5 million amount will decline progressively until July 31, 2005.

The Company's working capital at January 29, 2005 was $13.1 million compared with $13.5 million at January 31, 2004. The Company has focussed on reducing the average days outstanding of all its receivables with a particular emphasis on the Pool Division's receivables. This focus has resulted in reductions of past due accounts in the fourth quarter of 2004 and in the first quarter of 2005. The Company carried pool products inventory leftover from the weak 2004 pool season throughout the first quarter, and expects to sell a significant part of this inventory in the spring and summer months. The Company has made increasing its inventory turnover in the pool division one of its objectives for 2005.

(In '000s USD)

--------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                 3 months ended       3 months ended        12 months ended
                                                              January 29, 2005      January 31, 2004     October 31, 2004
                                                             -------------------------------------------------------------
Amount drawn on operating credit facilities                     $ 26,523              $ 20,849              $ 18,673
Undrawn amount of operating credit facilities
    (excluding amounts used to support letters of credit)          8,477                14,151                16,327
Net increase (decrease) in long term debt                            732                 1,971                 4,099

Net funded debt*                                                  52,250                43,543                43,880
Shareholders equity                                             $ 34,266              $ 32,757              $ 37,457
Net funded debt to shareholders equity                               1.5                   1.3                   1.2
--------------------------------------------------------------------------------------------------------------------------


* Net funded debt is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Net funded debt should not be considered as an alternative to Long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portion of the convertible note.

The Company's Pool Division is a seasonal business and it impacts on the Company's cash flows and investment in working capital. Pre-season inventories are purchased and manufactured in the November-March period in order to service customers in the peak months of March-June. As a result, the Company must maintain higher than normal inventory levels in the pre-season months. The Company also gives customers that purchase product in the off-season extended payment terms. These working capital requirements are financed from the Company's revolving working capital credit facility.

Bank indebtedness at January 29, 2005 was $26.5 million versus $20.8 million at January 31, 2004. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. These letters of credit are not included under the Company's borrowings but do reduce the bank line availability. At January 29, 2005, the Company's line of credit was reduced by $5.6 million of letters of credit outstanding; $4.9 million of this amount was in support of Industrial Revenue Bonds issued by the Company ($5.6 million and $4.9 million at October 31, 2004 respectively, and $6.1 million and $6.1 million at January 31, 2004, respectively).

In 2005, in addition to its working capital requirements, the Company will require funding to pay for capital expenditures and to service its debt obligations. A portion of this cash is provided by term debt that the Company borrows. At January 29, 2005, the Company had $24.7 million of term debt of which 34% is fixed rate debt. During the quarter, the Company assumed $1.7 million of fixed rate term debt and it repaid $1.0 million of term debt.

Polyair's existing operating loan agreements contain covenants that require the Company to meet leverage and debt service tests. At January 29, 2005, the Company was in compliance with all of its covenants under its existing operating loan facility. The Company has $2 million of Industrial Revenue Bonds that come due on April 1, 2005. With the additional working capital loan, management expects that it will have sufficient level of financing to meet this bond repayment and operate and grow its business.

Other long-term liabilities, which principally consisted of pool products warranty accruals and other expenses incurred on the acquisition of the Atlantic/Jacuzzi assets, declined from the first quarter of 2004 as charges incurred were offset against the accruals.

Financial Instruments
The Company employs financial instruments and currency hedging techniques in managing the cash flow impact of its exposure to exchange rate fluctuations, primarily through the use of future contracts. The Company's general strategy is to hedge a portion of its net currency exposures, and only to the extent such exposures can be forecast with reasonable certainty. The Company does not undertake hedging activities for speculative purposes. The company estimates that each $0.01 appreciation in the value of the Canadian dollar relative to the US dollar would decrease the Company's income before tax by approximately $0.2 million. As at January 29, 2005 the Company was committed under future contracts for the following:

o Contracts for the sale of $2 million US dollars at a weighed average price of $1.227 Canadian dollars, maturing June 5, 2005.

o Contracts for the sale of $0.3 million US dollars for a price of $1.245 Canadian dollars, maturing September 5, 2005.


Critical accounting estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. Significant accounting estimates and assumptions are discussed in detail in the 2004 annual MD&A. No new significant estimates were used in the preparation of the interim consolidated financial statements for the first quarter of 2005.


Recently issued accounting pronouncements
No new accounting pronouncements were issued in the first quarter of 2005 that would materially impact the results of operations or financial position of the Company if implemented.


Risks and uncertainties
Polyair Inter Pack's business is subject to a number of broad risks and uncertainties, as well as some risks that are unique to the sectors it operates in. These risks and uncertainties are discussed in the company's 2004 annual MD&A. No new risks were identified during the first quarter of 2005.



Outlook

In its Packaging Division, the Company is expecting to continue to experience increased demand for some its products for the remainder of 2005. In addition, the price increases that were implemented in the first quarter of 2005 to offset increasing raw material costs should contribute to improved margins on the basis that resin costs do not continue to increase.

In its Pool Division, management anticipates increased revenues as a result of Company's improved capability to meet demand. Pool Division sales are expected to increase in the second and third quarters of the year as demands for pool products generally peak in the spring and summer months. Operating profits in the Pool Division are also expected to improve in the next two quarters as a result of the higher anticipated sales volumes and relatively fixed selling and administrative costs. However, inclement weather, as was experienced in 2004, and competitive pricing pressures could negatively impact the demand for pool products and the profitability of this Division.

The Company continues to be impacted by rising raw material costs and it is determined to seek price increases and operational improvements to offset these higher costs. The combination of a reduced cost base, improved product mix and the anticipated stabilization in commodity prices is expected to result in improved performance.

Consolidated Financial Statements
Three months ended January 29, 2005 and January 31, 2004


                      Consolidated Interim Financial Statements

                      POLYAIR INTER PACK INC.

                      Three months ended January 29, 2005 and January 31, 2004

                      Unaudited

POLYAIR INTER PACK INC. - FIRST QUARTER RESULTS, 2005
Consolidated Interim Balance Sheets
(In thousands of U.S. dollars)
January 29, 2005

Unaudited

                                                                            As at              As at            As at
                                                                          January 29         October 30       January 31
                                                                             2005               2004             2004
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
       Cash                                                                  $    674            $ 2,286           $ 1,957
       Net accounts receivables                                                29,728             25,063            25,564
       Due from joint venture                                                     608                711               996
       Inventory                                                               45,198             42,177            37,512
       Prepaid expenses and other                                               3,271              2,649             3,607
       Income taxes receivable                                                  4,088              2,204               132
       Future income tax                                                        1,535              1,576             1,490
---------------------------------------------------------------------------------------------------------------------------
                                                                               85,102             76,666            71,258

Property, plant and equipment, net                                             42,539             42,696            38,855

Future income tax                                                               1,447              1,280             1,367

Intangible and other assets, net                                                1,550              1,529             1,769
---------------------------------------------------------------------------------------------------------------------------
                                                                             $130,638           $122,171          $113,249
===========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                                                     $ 26,523           $ 18,673          $ 20,849
       Accounts payable and accrued liabilities                                38,245             35,146            31,556
       Income taxes payable                                                     1,130                936               636
       Future income tax                                                           62                  -                60
       Current portion of long-term debt                                        6,087              5,893             4,615
---------------------------------------------------------------------------------------------------------------------------
                                                                               72,047             60,648            57,716

Long-term debt                                                                 18,609             18,232            16,852
Other long-term liabilities                                                         -                  -             1,136
Convertible note                                                                1,031              1,082             1,227
Future income tax                                                               4,817              4,854             3,629
Non-controlling interest                                                         (132)              (102)              (68)

Shareholders' equity:
       Convertible note                                                         4,134              4,081             3,871
       Capital stock                                                           11,516             11,513             9,943
       Contributed surplus                                                         83                 83                 -
       Retained earnings                                                       15,797             18,648            17,711
       Cummulative translation account                                          2,736              3,132             1,232
---------------------------------------------------------------------------------------------------------------------------
                                                                               34,266             37,457  #         32,757

---------------------------------------------------------------------------------------------------------------------------
                                                                             $130,638           $122,171          $113,249
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC. - FIRST QUARTER RESULTS, 2005
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
3 months ended January 29, 2005 and January 31, 2004

Unaudited

                                                                                               3 MONTHS ENDED
                                                                                     January 29,              January 31,
                                                                                      2005                     2004
--------------------------------------------------------------------------------------------------------------------------
Sales                                                                                   $ 42,032                 $ 35,089
Cost of sales                                                                             37,814                   29,186
--------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                               4,218                    5,903
Selling, general and administrative expenses                                               7,996                    7,405
Net interest expense and other                                                               739                      446
--------------------------------------------------------------------------------------------------------------------------
(Loss) before income taxes                                                                (4,517)                  (1,948)

Income taxes (recovery):
      Current                                                                             (1,608)                    (835)
      Future                                                                                 (97)                       -
--------------------------------------------------------------------------------------------------------------------------
                                                                                          (1,705)                    (835)
--------------------------------------------------------------------------------------------------------------------------
Net (loss) for the period                                                                 (2,812)                  (1,113)

Retained earnings, beginning of period                                                  $ 18,648                 $ 18,869

Convertible note charge                                                                      (39)                     (45)

--------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                        $ 15,797                 $ 17,711
==========================================================================================================================

Net (loss) per share
            Basic                                                                        $ (0.44)                 $ (0.19)
            Diluted                                                                      $ (0.44)                 $ (0.19)
==========================================================================================================================
Weighted average number of shares outstanding
            Basic                                                                      6,448,565                6,127,280
            Diluted                                                                    7,247,710                7,160,451
==========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Cash Flows
(In thousands of U.S. dollars)
3 months ended January 29, 2005 and January 31, 2004

Unaudited

                                                                                                3 MONTHS ENDED
                                                                                            January 29,         January 31,
                                                                                              2005                2004
---------------------------------------------------------------------------------------------------------------------------
Operating activities
           Net (loss) income                                                               $ (2,812)              $ (1,113)
           Items which do not involve cash:
                           Depreciation and amortization                                      1,965                  1,609
                           Future income taxes                                                  (97)                     -
                           Non-controlling interest                                             (30)                   (11)
           ----------------------------------------------------------------------------------------------------------------
                                                                                               (974)                   485
           Change in non-cash operating working capital:
                           Accounts receivable                                               (4,958)                (1,621)
                           Inventory                                                         (3,642)                (7,654)
                           Prepaid expenses and other                                          (675)                (1,456)
                           Accounts payable and accrual liabilities                           3,512                  5,881
                           Income taxes payable/receivable                                   (1,736)                (1,404)
            ----------------------------------------------------------------------------------------------------------------
                                                                                             (8,473)                (5,769)
Investing activities
           Purchase and deposits on building and equipment                                   (2,212)                (2,671)
           Due to (from) joint venture                                                          (92)                  (176)
           Other                                                                                (91)                     5
           ----------------------------------------------------------------------------------------------------------------
                                                                                             (2,395)                (2,842)
Financing activities
           Increase in long-term debt                                                         1,741                  2,732
           Repayment of long-term debt                                                       (1,009)                  (761)
           Increase (decrease) in bank indebtedness                                           8,131                  7,803
           Stock options exercised                                                                3                      5
           ----------------------------------------------------------------------------------------------------------------
                                                                                              8,866                  9,779

Effect of currency translation on cash balances                                                 389                    (99)
           ----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                                  (1,612)                 1,069
Cash, beginning of period                                                                     2,286                    888
---------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                                                           $ 674                $ 1,957
===========================================================================================================================

Supplemental cash flow information:
           Interest paid                                                                      $ 713                  $ 449
           Net income taxes paid                                                              $ 148                  $ 545


The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Interim Financial Statements
(In thousands of U.S. dollars, except where noted)
3 months ended January 29, 2005 and January 31, 2004

Unaudited


1.     Significant accounting policies:

       These consolidated interim financial statements do not contain all disclosures required by Canadian general accepted accounting principles "GAAP" and therefore, should be read in conjunction with the Company's consolidated interim financial statements for the year ended October 31, 2004. These financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2004.


2.     Seasonality of Operations

       Due to the seasonal nature of the pool products business, the earnings for the three months ended January 29, 2005 and January 31, 2004 are not indicative of the earnings for other quarters. Sales in pool products are substantially higher in the second and third quarters, primarily due to buying patterns for the summer, which typically result in higher profitability in these periods.

3.     Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

       By geographic region:
                                                      3 MONTHS ENDED
                                              January 29,           January 31,
                                                  2005                  2004
--------------------------------------------------------------------------------

Sales:
       United States                            $ 30,291              $ 26,415
       Canada                                      7,920                 7,177
       Europe                                      3,821                 1,497

-------------------------------------------------------------------------------
                                                $ 42,032              $ 35,089
===============================================================================

Capital assets and goodwill:
       United States                            $ 22,776              $ 25,196
       Canada                                     20,659                14,468

-------------------------------------------------------------------------------
                                                $ 43,435              $ 39,664
===============================================================================




       By operating segment:

                                                      3 MONTHS ENDED
                                              January 29,           January 31,
                                                 2005                  2004
--------------------------------------------------------------------------------
Sales:
       Packaging products                      $   29,336              $ 23,375
       Pool products                               12,696                11,714

--------------------------------------------------------------------------------
                                               $   42,032              $ 35,089
================================================================================
Depreciation and amortization:
       Packaging products                      $    1,706              $  1,436
       Pool products                                  259                   173
--------------------------------------------------------------------------------
                                               $    1,965              $  1,609
================================================================================

       By operating segment:

                                                       3 MONTHS ENDED
                                               January 29,           January 31,
                                                     2005                  2004
--------------------------------------------------------------------------------

Net (loss) before net interest expense
   and other, and income taxes
       Packaging products                      $    (267)              $  1,324
       Pool products
                                                  (3,511)               (2,826)
--------------------------------------------------------------------------------
                                              $   (3,778)             $ (1,502)
================================================================================

Capital expenditures:
       Packaging products                      $    1,742              $  1,329
       Pool products
                                                      470                 1,342
--------------------------------------------------------------------------------
                                               $    2,212              $  2,671
================================================================================


                                             3 MONTHS ENDED
                                              January 29,           January 31,
                                                     2005                  2004
--------------------------------------------------------------------------------

Total assets:
       Packaging products                      $   73,902              $ 61,941
       Pool products                                                     51,308
                                                   56,736
--------------------------------------------------------------------------------
                                               $  130,638             $ 113,249
================================================================================



4.     Bank indebtedness:

        Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital. This limit fluctuates seasonally and is determined periodically based on eligible accounts receivable and inventory. The limit at January 29, 2005 was $35 million. In January 2005, the company amended the credit agreement to include an additional $5 million of availability secured by a first charge on one of its production facilities. This increase is still subject to the maximum credit availability specified in the original banking agreement. The $5 million bears interest at a rate of U.S. prime or LIBOR plus 2.75% at the option of the company for borrowings in U.S. dollars, and Canadian prime plus 0.5% for borrowings in Canadian dollars. The $5 million amount will decline progressively until July 31, 2005.



5.     Comparative figures:

        The 2004 Consolidated Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Interim Financial Statements.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS


                             POLYAIR INTER PACK INC.

               NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Polyair Inter Pack Inc. (the "Corporation") will be held at the head office of the Corporation, at 330 Humberline Drive, Toronto, Ontario, M9W 1R5, on Wednesday, April 20, 2005, at the hour of 4:00 o'clock in the afternoon (Toronto time), for the following purposes:

    1. to receive and consider the financial statements of the Corporation for the year ended October 31, 2004, and the report of the auditors thereon;

    2. to elect directors;

    3. to appoint auditors and authorize the directors to fix the auditors' remuneration;

    4. to consider and, if thought fit, pass a resolution authorizing an amendment to the Corporation's Stock Option Plan to reserve 300,000 additional common shares for issuance upon the exercise of options granted pursuant thereto; and

    5. to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

    This notice is accompanied by a form of proxy, a management information circular and the consolidated financial statements of the Corporation for the year ended October 31, 2004.

    Shareholders who are unable to be present in person at the meeting are requested to sign and return the accompanying form of proxy for use at the meeting in the envelope provided for that purpose.

    The board of directors has fixed the close of business on March 14, 2005 as the record date for the determination of holders of common shares entitled to notice of the meeting and any adjournments thereof.

    The board of directors has fixed the close of business on the second business day preceding the day of the meeting (excluding Saturdays, Sundays and holidays) and any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof shall be deposited with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

    DATED at Toronto, Ontario this 17th day of March, 2005.

By Order of the Board of Directors

/s/ HENRY SCHNURBACH
HENRY SCHNURBACH
President

MANAGEMENT INFORMATION CIRCULAR


                             POLYAIR INTER PACK INC.

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

    This management information circular is furnished in connection with the solicitation of proxies by the management of POLYAIR INTER PACK INC. (the "Corporation") for use at the Annual & Special Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice of Meeting"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is as at March 1, 2005. Unless expressly stated as being in Canadian dollars ("CDN"), all monetary references in this Circular are in U.S. dollars.

                        ADVICE TO BENEFICIAL SHAREHOLDERS

    Only registered holders of common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Corporation that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

    (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

    (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

    In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management information Circular, the form of proxy, the 2004 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

    (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

    (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

    The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

                      APPOINTMENT AND REVOCATION OF PROXIES

    The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

    A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

    A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

                        EXERCISE OF DISCRETION BY PROXIES

    The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted or voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, of which no Preference Shares and 6,452,150 Common Shares are issued and outstanding. Each Common Share entitles the registered holder thereof to one vote at all meetings of shareholders.

    All voting shareholders of record for purposes of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

    The Corporation has fixed March 14, 2005 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that: (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten
(10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

    To the knowledge of the directors and senior officers of the Corporation, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation, are as follows:


                                                                            Percentage of total
                                                             Number of         Common Shares
                                                           Common Shares        Issued and
                  Name of Shareholder                          Held             Outstanding
  ---------------------------------------------------    ---------------   ----------------
   Glencoe Skydome Holdings, L.P. (1)(2).............        1,827,667            28.3
   Fred A. Litwin (2)(3)(4)..........................        1,574,841            24.4
   Howson Tattersall Investment Counsel Limited......          771,300            12.0

(1) Reflects shares held of record by Glencoe Skydome Holdings, L.P. Glencoe Capital, LLC, through its control of the general partner of Glencoe Skydome Holdings, L.P., may be deemed to have voting and dispositive control over these shares; however, Glencoe Capital, LLC disclaims any beneficial ownership in these shares, except for its pecuniary interest therein.

(2) Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Glencoe Skydome Holdings, L.P. has agreed to vote its shares at the discretion of Consolidated Mercantile Incorporated, subject to certain negative covenants and protections, and except with respect to certain fundamental corporate actions. Additionally, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation.

(3) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 53.71% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation. Consolidated Mercantile Incorporated holds 1,549,841 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

(4) Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 383,638 common shares of the Corporation owned by
     Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

                              ELECTION OF DIRECTORS

    Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

    The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                              Number of shares
                                                                                                             beneficially owned,
                                                                                                            directly or indirectly,
                                                                                                Year first      or over which
                                          Present Principal                                      became a   control or direction
    Name and Place of Residence       Occupation or Employment      Position with Corporation    Director       is exercised
  ------------------------------    ----------------------------  ----------------------------  ----------------------------
   Fred A. Litwin (3)(4).........   President of Forum            Chairman of the                  1996     1,574,841 (1)(5)(6)
   Toronto, Ontario, Canada         Financial Corporation,        Board and Governance
                                    an investment holding         Committee and Director
                                    company
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------
   Henry Schnurbach..............   President and Chief           President and Chief              1996     101,200 (5)
   Toronto, Ontario, Canada         Executive Officer of the      Executive Officer and
                                    Corporation                   Director
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------
   Sidney Greenberg (2)..........   Vice-President, Astral        Director                         1996     NIL
   Toronto, Ontario, Canada         Media Inc., a media
                                    company
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------
   Sol D. Nayman (2).............   President of S.D. Nayman      Director                         1996     100
   Toronto, Ontario, Canada         Management Inc., a
                                    business consulting
                                    company
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------
   Jon Burgman (2)...............   Financial consultant          Chair Audit                      2004     NIL (7)
   Arlington Heights, Illinois,
   U.S.A.                                                         Committee, Director
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------
   Robert Gerrity (3)(4).........   Director of three             Chairman                         2004     NIL
   Bellaire, Michigan, USA          public companies and          Compensation Committee,
                                    Chairman of Industrial        Director
                                    Group, Glencoe Capital
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------
   George Marton.................   CEO of Global Video           Director                         2004     NIL
   Chicago, Illinois, U.S.A.        LLC, an optical media
                                    replication and
                                    videotape duplication
                                    company
  --------------------------------- ----------------------------- ----------------------------- ----------- ---------------------

NOTES

(1) Mr. Litwin directly holds 25,000 common shares of the Corporation, and controls Consolidated Mercantile Incorporated which holds 1,549,841 common shares of the Corporation.

(2)  Member of the Audit Committee.

(3)  Member of the Compensation Committee.

(4)  Member of the Corporate Governance Committee.

(5) Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 383,638 common shares of the Corporation owned by
     Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

(6) Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Glencoe Skydome Holdings, L.P. has agreed to vote its shares at the discretion of Consolidated Mercantile Incorporated, subject to certain negative covenants and protections, and except with respect to certain fundamental corporate actions. Additionally, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation.

(7) Mr. Burgman is a member of Glencoe Capital, LLC's Investment Committee. Through its control of the general partner of Glencoe Skydome Holdings, L.P., Glencoe Capital, LLC may be deemed to have voting and dispositive control over the Common Shares held by Glencoe Skydome Holdings, L.P. Mr. Burgman disclaims any beneficial ownership in the Common Shares held by Glencoe Skydome Holdings, L.P.

                             EXECUTIVE COMPENSATION

Summary of Compensation

    The following table sets forth all compensation earned during each of the last three completed fiscal years by the Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers whose total salary and bonus exceeded CDN$150,000 during such year ("Named Executive Officers") other than the Chief Executive Officer and the Chief Financial Officer:


                                                                                           Annual
                                                                                     Compensation (1)(2)
                                                                                   Salary          Bonus
                                Name and Principal Position              Year        ($)            ($)
                      ----------------------------------------------    ------   ----------      -------
                       Henry Schnurbach.............................     2004      366,500        NIL
                       Chief Executive Officer                           2003      251,010        498,580
                       Polyair Inter Pack Inc.                           2002      216,550        509,550
                      ------------------------------------------------- ------   ----------       --------
                       Victor D'Souza (3)...........................     2004       80,900        NIL
                       Chief Financial Officer                           2003          N/A        N/A
                       Polyair Inter Pack Inc.                           2002          N/A        N/A
                      ------------------------------------------------- ------   ----------       --------
                       Alan Castle..................................     2004      270,000        77,900
                       President, Packaging Sales and Marketing          2003      188,920        214,910
                       Cantar/Polyair Corp.                              2002      171,340        215,090
                      ------------------------------------------------- ------   ----------       --------
                       Gary Crandall................................     2004      284,900        NIL
                       President, Pool Sales and Marketing               2003      241,580        138,320
                       Cantar/Polyair Corp.                              2002      199,160        194,810
                      ------------------------------------------------- ------   ----------       --------
                       Roman Pankiw (3).............................     2004       95,490        NIL
                       Chief Operating Officer                           2003          N/A        N/A
                       Cantar Pool Products                              2002          N/A        N/A
                      ------------------------------------------------- ------   ----------       --------

(1) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%) of the total of the annual salary and bonus of such Named Executive Officer for the financial year.

(2) While all monetary references in this table are in U.S. dollars, Messrs. Schnurbach, D'Souza and Castle actually receive their compensation in Canadian dollars. The references to their respective compensation in this table reflect the U.S. dollar equivalent thereof based on the currency exchange rate for the applicable fiscal year.

(3) Mr. D'Souza joined the Corporation on June 1, 2004. Mr. Pankiw joined the Corporation on April 6, 2004.

Employment Agreements

    The Corporation has entered into employment agreements with each of Messrs. Schnurbach, Castle and Crandall, which contain provisions relating to non-competition, confidentiality and profit participation. The Corporation has also entered into employment agreements with each of Messrs. D'Souza and Pankiw, which contain provisions relating to bonuses, non-competition and confidentiality.

Compensation of Directors

    Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to a fee of US$18,500 per annum.

Option Grants During the Fiscal Year Ended October 31, 2004

    There were no options granted to any Named Executive Officer of the Corporation during the fiscal year ended October 31, 2004.

Options Exercised During the Fiscal Year Ended October 31, 2004

    Particulars of the options exercised by Named Executive Officers of the Corporation during the fiscal year ended October 31, 2004, as well as unexercised options held by such officers at the end of such fiscal year, are as follows:

                                                                    Aggregate
                                                                 Value Realized                          Value of
                                                                (i.e. Difference                        Unexercised
                                                                 between Market                        in-the-money
                                                      Securities    Value of      Unexercised Options   Options at
                                                       Acquired  Securities and   at Fiscal Year End  Fiscal Year end
                                                          on     Exercise Price      Exercisable/      Exercisable/
                                          Date of      Exercise  of Securities)      Unexercisable     Unexercisable
                      Name               Exercise         (#)        (CDN $)              (#)             (CDN$)
               ------------------    ---------------  --------- ---------------  ------------------- -----------
                 Henry Schnurbach    October 25,       160,000      680,000             160,000/NIL      680,000/NIL
                                     2004
                 Alan Castle.....    October 22,       118,750      504,688                 NIL/NIL          NIL/NIL
                                     2004
                 Gary Crandall...    N/A                   N/A          N/A             142,500/NIL      605,625/NIL
               --------------------- ---------------- --------- ---------------- ------------------- ----------------

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

    As of October 31, 2004, the Corporation's most recently completed financial year end, the Corporation's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.


                                                                         Weighted-average    Number of securities remaining
                                             Number of securities to be  exercise price of  available for future issuance under
                                              issued upon exercise of       outstanding         equity compensation plans
                                               outstanding options,          options,       (excluding securities reflected in
                                                warrants and rights     warrants and rights            column (a))
                  Plan Category                         (a)                     (b)                        (c)
      -----------------------------------    ------------------------   ------------------  -------------------------------------
        Equity compensation plans
        approved by
        securityholders..................             542,700                  6.53                      219,250
        Equity compensation plans not
        approved by
        securityholders..................                 N/A                    N/A                         N/A
           Total.........................             542,700                  6.53                      219,250
      -------------------------------------- -------------------------- ------------------- --------------------------------------

Indebtedness of Directors and Senior Officers

    None of the Directors or senior officers of the Corporation or their respective associates or affiliates is indebted to the Corporation.

Composition of Compensation Committee

    The Compensation Committee of the Corporation consists of two directors of the Corporation none of whom is an officer or employee or a former officer or employee of the Corporation or any of its subsidiaries except for Fred A. Litwin, who is Chairman of the Board of Directors of the Corporation and a former officer of a subsidiary of the Corporation. During the most recently completed financial year of the Corporation, membership of the Compensation Committee consisted of Robert Gerrity (Chair) and Fred Litwin.

Compensation Committee Report on Executive Compensation

    The Compensation Committee is responsible for approving the remuneration package of the senior officers of the Corporation including the Chief Executive Officer and the Named Executive Officers. The Compensation Committee may invite the Chief Executive Officer or other officers of the Corporation to attend meetings to provide advice and consultation as required.

Executive Compensation Strategy

    The remuneration package of the senior officers of the Corporation has four principal components: (i) base salary; (ii) annual bonus incentive programs;
(iii) long-term incentives, such as stock options; and (iv) a reasonable program of benefits and perquisites.

    The purpose of the executive compensation strategy is to: (i) attract and retain individuals who have demonstrated superior management ability, insight and judgement; (ii) motivate the performance of senior officers in order to achieve the Corporation's strategic objectives, and achieve excellence within their respective areas of operations; and (iii) align and encourage a close identification between the interest of senior officers and employees and the creation and maintenance of shareholder value.

    The Compensation Committee believes that the policy objectives of the Corporation will be enhanced when the components of compensation are commensurate with comparable levels of compensation of executives within a broad spectrum of companies engaged in those sectors in which the Corporation conducts its major operations. In this regard, from time to time, the Compensation Committee may engage consultants to provide analysis and advice regarding comparable levels of compensation of companies that carry on a similar business. The Compensation Committee also takes into account the fact that the Corporation is operating in a North American economy, which is particularly relevant for the establishment of base salaries of the senior executives of the Corporation for future years.

                                PERFORMANCE GRAPH

    The following graph shows a five (5) year comparison of the percentage change in the Corporation cumulative total shareholder return on CDN$100 invested in its common shares on October 31, 1999 with the cumulative total return of the S&P/TSX Composite Index over the same period.

                  COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
          AMONG POLYAIR INTER PACK INC. AND THE S&P/TSX COMPOSITE INDEX

                               [PERFORMANCE GRAPH]


                                      TSE 300   Polyair Inter
                  Date              Stock Index   Pack Inc.
         ----------------------    ------------------------
           October 31, 1999              100           100
         ------------------------- ------------ --------------
           October 31, 2000           134.41         79.21
         ------------------------- ------------ --------------
           October 31, 2001            97.50         79.01
         ------------------------- ------------ --------------
           October 31, 2002            90.01        150.50
         ------------------------- ------------ --------------
           October 31, 2003           114.17        247.52
         ------------------------- ------------ --------------
           October 31, 2004           132.58        198.02
         ------------------------- ------------ --------------
----------

* CDN$100 INVESTED ON 10/31/99 IN STOCK OR IN INDEX, INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING OCTOBER 31.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    The Board of Directors and its Corporate Governance Committee continually review and evaluate the corporate governance policies and procedures of the Corporation. Recent changes in the regulatory environment as relates to corporate governance practices, including the U.S. Sarbanes-Oxley Act and the issuance of new rules and guidelines by the American Stock Exchange (the "AMEX") as well as proposed amendments to the guidelines of the Toronto Stock Exchange, are being reviewed and considered by the Board with a view to enhancing the Corporation's approach to corporate governance.

    The Toronto Stock Exchange Company Manual includes a specific set of guidelines (the "TSX Guidelines") which are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the TSX Guidelines, listed companies must annually disclose their approach to corporate governance. The Corporation's approach to corporate governance is summarized below.

    The board itself, however, has considered the TSX Guidelines and believes that its approach to corporate governance is working effectively for the Corporation and its shareholders. In particular, the board considers that many of the TSX Guidelines are better suited to corporations larger than the Corporation (such as financial institutions and large industrial corporations) and corporations, the shares of which are more widely held than those of the Corporation.

The Board of Directors

    The Corporation's board of directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the board is required to carry out its duties with a view to the best interests of the Corporation. To assist it in fulfilling this responsibility, the board has specifically recognized its responsibility for the following areas:

    (a) adoption of a strategic planning process;

    (b) identification of the principal risks of the Corporation's business and monitoring the implementation of appropriate systems to manage these risks;

    (c) succession planning, including appointing, training and monitoring senior management;

    (d) implementation of a communications policy to facilitate communications with shareholders and others involved with the Corporation; and

    (e) integrity of the Corporation's internal control and management information systems.

    The board discharges its responsibilities directly and through its committees. At regularly scheduled meetings, members of the board receive and discuss reports on the subsidiary companies as well as on the Corporation's overall financial position and its investments. In addition, developments and issues of current relevance are reviewed, and reports of board committees are received and considered.

    The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. It is anticipated that there will be at least six (6) meetings of the board during fiscal year 2005. There were seven (7) meetings of the board during the Corporation's previous fiscal year.

    Seven members are to be nominated for election to the board. The board must have a sufficient number of directors to carry out its duties efficiently, while presenting a diversity of views and experience. The board reviews the contributions of the directors and considers whether the current size of the board promotes effectiveness and efficiency. The board believes that the appropriate size of the board is seven members.

    Much of the TSX Guidelines focuses on the composition of the board of directors of the Corporation and, in particular, on the number of "unrelated directors" who make up such board. In the TSX Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than an interest arising from shareholding. The board has concluded that only one of the board's proposed seven members are "related" within the meaning of the TSX Guidelines.

    The TSX Guidelines also focus on the importance of having an appropriate portion of board members who are free from any interest or relationships with a significant shareholder of the Corporation, i.e. a shareholder controlling more than 50% of the voting securities. The Corporation's largest shareholder, Glencoe Skydome Holdings, L.P., controls approximately 28.3% of the issued and outstanding voting securities of the Corporation. Fred A. Litwin, through his control of Consolidated Mercantile Incorporated as well as through his personal holdings beneficially owns or exercises control and direction over approximately 24.4% of the issued and outstanding voting securities of the Corporation. Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation. The board believes that two of the board's proposed seven members are free from any interest or relationship with either Consolidated Mercantile Incorporated or Glencoe Skydome Holdings, L.P. In view of the fact that none of Consolidated Mercantile Incorporated, Fred Litwin or Glencoe Skydome Holdings, L.P. has the ability to exercise unqualified control over more than 50% of the voting securities of the Corporation, the board believes that the number of proposed members of the board who are free from any interest or relationship with either Consolidated Mercantile Incorporated, Fred Litwin or Glencoe Skydome Holdings, L.P. is consistent with the TSX Guidelines.

    The board believes that its relationship with management in supervising the management of the business and affairs of the Corporation is appropriate, and that the focus in the TSE Guidelines on the independence of the board from management is neither necessary nor desirable in the Corporation's circumstances. The current management's significant contributions to the formation and continued growth of the Corporation and the confidence which the board understands shareholders to have in that management are factors supporting the board's opinion that additional independence is not in the Corporation's best interests. However, in order to assist the board in ensuring that the Corporation's system of corporate governance continues to suit its needs, as indicated above, the board has constituted a Corporate Governance Committee which will monitor the performance of the board in light of the TSX Guidelines and recommend modifications where appropriate.

    The board has determined that any director that wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of the Corporation, after obtaining the authorization of the Corporate Governance Committee.

Committees

    The board and its committees (consisting of an Audit Committee, a Compensation Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All three committees consist of members that are not an officer or employee of the Corporation or any of its affiliates.

Audit Committee

    The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the annual meeting and terms of their remuneration. The Audit Committee has recently adopted an Audit Committee Charter, a copy of which is attached to the Company's Annual Information Form and is available on SEDAR at www.sedar.com.

Compensation Committee

    The Corporation has established a Compensation Committee review to the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective compensation program. The Compensation Committee reviews the adequacy and form of directors' compensation annually, with a view to ensuring that such compensation realistically reflects the responsibilities and risk involved in being an effective director.

Corporate Governance Committee

    As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.

    The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation. In the event that a new director were to be appointed to the board, the Corporate Governance Committee would provide an orientation and education program consisting of the provision of written information concerning the business and affairs of the Corporation and briefings from senior management and other directors.

Response to Shareholders

    Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

    The board works closely with members of management. The board's access to information relating to the operations of the Corporation, through the membership on the board of directors of the President and Chief Executive Officer of the Corporation and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Corporation.

    The board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means to deal with these opportunities and risks for the benefit of the Corporation. The board is confident that the Corporation's management responds ably to this expectation.

                 APPROVAL OF AMENDMENT TO THE STOCK OPTION PLAN

    The Corporation is seeking shareholders' approval of an amendment to the Corporation's Stock Option Plan (the "Plan") to reserve 300,000 additional common shares for issuance upon the exercise of options granted pursuant thereto. This amendment has been approved by the Board of Directors of the Corporation, subject to shareholder approval.

    The Plan is designed to provide management and employees with compensation opportunities that encourage share ownership and enhance the Corporation's ability to attract and retain key employees and reward significant performance achievements. Under the Plan, options may be granted to directors, officers and employees of the Company and its affiliates. The option price of any common shares cannot be less than (i) the closing price of the shares on the Toronto Stock Exchange (the "Exchange") on the business day immediately preceding the day upon which the option is granted, or (ii) if there was no trading of the shares on the Exchange on that business day, the weighted average trading price per share of the shares on the Exchange during the period of five (5) consecutive trading days ending on the trading day preceding the date of the grant of the option. The options become exercisable over five years and expire after 10 years, subject to earlier termination in certain circumstances. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis). The Plan does not limit the maximum number of common shares which may be reserved for issuance thereunder to insiders of the Corporation.

    Options granted under the Plan vest in equal proportions over a 5-year period, and expire on the tenth anniversary of the date of the grant. On the death of the grantee unvested options terminate immediately and vested options may be exercised for 6 months after death. If a grantee resigns as an employee or director or if there is a termination of employment for cause, all options terminate immediately upon such resignation or termination. If the grantee's employment or status as director is terminated for any other reason, unvested options terminate immediately and vested options may be exercised for 60 days after such termination. Options granted under the Plan are not transferable or assignable.

    The number of shares which may be reserved for issuance under the Stock Option Plan is currently limited to 1,140,000 common shares, which represents 17.67% of the currently outstanding Common Shares, provided that the board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company. The Company is proposing to amend the Stock Option Plan to increase the maximum number of common shares which may be reserved for issuance under the Stock Option Plan to 1,440,000, which represents 22.32% of the currently outstanding Common Shares.

    There are currently 758,150 Common Shares reserved for issuance under the Stock Option Plan, which represents 11.75% of the currently outstanding Common Shares. Options have been granted and remain outstanding under the Plan to purchase 638,500 Common Shares, which represents 9.9% of the currently outstanding Common Shares. Of these, 429,500 options have been granted to the Corporation's current management and directors. The remaining 119,650 Common Shares reserved for issuance are not expected to sustain grants to existing management under the Stock Option Plan past 2007. Moreover, the Corporation may hire additional management employees to whom options may be granted pursuant to the Stock Option Plan. As a result, the Board of Directors has determined that it is appropriate to reserve 300,000 additional Common Shares to administer the regular stock option program and to give the Corporation the flexibility to make additional performance or incentive based option grants under the Stock Option Plan and to make additional option grants to new employees of the Corporation. Any further reservation of Common Shares for issue in accordance with the Stock Option Plan will require further approval by the shareholders of the Corporation. Pursuant to the policies of the TSX, the amendment to the Stock Option Plan must be approved by a majority of the votes cast at a shareholders' meeting, other than votes attaching to securities beneficially owned by:

    (a) insiders to whom options may be issued pursuant to the Stock Option Plan; and

    (b) associates (as defined in the Securities Act (Ontario)) of such persons.

    For this purpose, all shareholders of the Corporation will be entitled to vote on the amendment to the Stock Option Plan other than the Corporation's directors and senior officers, each of whom is an insider to whom options may be granted pursuant to the Stock Option Plan. The Chairman of the Corporation, Fred
A. Litwin, does not presently hold and, pursuant to a recent amendment to the Stock Option Plan, is not eligible to receive any options pursuant to the Stock Option Plan. As such, of the 6,452,150 Common Shares outstanding as at February 15, 2005, to the knowledge of the Corporation approximately 6,350,650 Common Shares are eligible to vote on the amendment to the Stock Option Plan.

    Unless a shareholder has specified in the accompanying form of proxy that the shares represented by such proxy are to be voted against the foregoing resolution, the persons named in the accompanying form of proxy intend to vote FOR such resolution.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

    The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership.

    The Company leased one of its production facilities from an entity controlled by Fred A. Litwin, the Chairman and a director of the Company. This lease was terminated in March 2004. Professional consulting fees were also paid or accrued to a company in which this director has an interest.

    The Company entered into a put/call agreement with an entity related to Fred
A. Litwin relating to the sale of a property to Mr. Litwin that has industrial contamination. Additional information on the these transactions can be found in the Company's 2004 Annual information Form, 2004 Consolidated Financial Statements, and 2004 Annual Management Discussion and Analysis on www.sedar.com.

                             APPOINTMENT OF AUDITORS

    Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. KPMG LLP have been the auditors of the Corporation since 1994.

                                     GENERAL

    Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                             ADDITIONAL INFORMATION

    Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Securityholders may request copies of the Company's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to wsmith@Polyair.com.

    Financial information is provided in the Corporation's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

                               DIRECTORS' APPROVAL

    The contents and sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

BY ORDER OF THE
BOARD OF DIRECTORS

-s- Henry Schnurbach
HENRY SCHNURBACH
President

Toronto, Ontario
March 17, 2005

FORM OF PROXY




                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
                             POLYAIR INTER PACK INC.
                     FOR USE AT THE ANNUAL & SPECIAL MEETING
                  OF SHAREHOLDERS TO BE HELD ON APRIL 20, 2005

    The undersigned shareholder(s) of POLYAIR INTER PACK INC. (the "Corporation") hereby appoints Fred A. Litwin, Chairman of the Board of the Corporation, or failing him, Henry Schnurbach, President of the Corporation, or failing him, Louis Manetti, Secretary of the Corporation, or in lieu of the foregoing, ____________________________________ , as nominee of the undersigned to attend, act and vote, with full power of substitution for the undersigned at the annual and special meeting of Shareholders of the Corporation (the "Meeting") to be held on the 20th day of April, 2005 and at any adjournment or adjournments thereof.

    The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

    (a) VOTED FOR [ ] WITHHELD FROM VOTING [ ] in respect of the election of directors;

    (b) VOTED FOR [ ] WITHHELD FROM VOTING [ ] in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

    (c) VOTED FOR [ ] VOTED AGAINST [ ] or, if no specification is made, VOTE to pass an ordinary resolution authorizing an amendment to the Corporation's Stock Option Plan to reserve 300,000 additional common shares for issuance upon the exercise of options granted pursuant thereto, all as fully described in the accompanying Circular; and

    (d) VOTED on such matters as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

    If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments thereof or if any other matters properly come before the Meeting or any adjournments thereof, this proxy confers discretionary authority to vote on such amendments or variations on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments thereof.

DATED this ____________ day of ________________________ , 2005.

--------------------------------------------------------------------------------
Signature of Shareholder
--------------------------------------------------------------------------------
Name of Shareholder (Please Print)

NOTES:

1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

3. The shares represented by this proxy will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be voted for the matters referred to. Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4. Proxies to be used at the Meeting must be received at the Corporation's office or the office of its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6. This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

              Please return this form of proxy,         COMPUTERSHARE TRUST
              in the envelope provided for              COMPANY OF CANADA
              that purpose to:                          100 University Avenue
                                                        9th Floor
                                                        Toronto, Ontario
                                                        M5J 2Y1

                            SUPPLEMENTAL MAILING LIST

                                   RETURN CARD

TO: SHAREHOLDERS OF POLYAIR INTER PACK INC.

    If you own shares of Polyair Inter Pack Inc. (the "Corporation"), either registered in your own name or registered in the name of your bank, broker, trust company, etc., and you wish to receive interim financial statements from the Corporation for the ensuing year, you must add your name and address to the Corporation's supplemental mailing list. Should you be interested in receiving those financial statements please complete the section below and return this document to Polyair Inter Pack Inc., c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.
--------------------------------------------------------------------------------

TO: POLYAIR INTER PACK INC. -- CUSIP NO. 731912 10 1

    The undersigned certifies that he/she/it is the owner of securities of the Corporation (either directly or through a broker or other intermediary) and requests to be placed on the Corporation's Supplemental Mailing List in order to receive its interim financial statements for the ensuing year.

                                DATED:
                                Signature
                                Name -- please print
                                Address
                                Name and title of person signing if different from name above

NOTE:

    IF YOU WISH TO BE INCLUDED IN THE CORPORATION'S SUPPLEMENTAL MAILING LIST IN ORDER TO RECEIVE THE CORPORATION'S INTERIM FINANCIAL STATEMENTS FOR THE ENSUING YEAR, PLEASE COMPLETE AND RETURN THIS DOCUMENT WITH THE ENCLOSED PROXY FORM IN THE ENVELOPE PROVIDED.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: April 28, 2005                     By:/s/VICTOR D'SOUZA
                                         Victor D'Souza, Chief Financial Officer